Exhibit 99.1

May 8, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Form 6-K dated May 8, 2015 of Bitauto Holdings Limited and are in agreement with the statements contained on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China